UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer: Zeus Electric Chassis, Inc.

Legal status of Issuer:

      Form: Corporation

      Jurisdiction of Incorporation/Organization: Delaware

      Date of Organization: March 30, 2018

Physical Address of Issuer: 2320 Leibel Street, White Bear Lake, Minnesota 55110

Website of Issuer: https://zeuselectricchassis.com

Name of Intermediary through which the Offering will be Conducted: Silicon Prairie Holdings Inc.

CIK Number of Intermediary: 0001711770

SEC File Number of Intermediary: 007-00123

CRD Number of Intermediary: 289746

Name of qualified third party "Escrow Agent" which the Offering will utilize: Sunrise Banks NA

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any

other fees associated with the offering: The issuer will pay to the Intermediary (i) a portal fee of up to $2,500 and (ii) a fee of five percent (5%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest: None

Type of Security Offered: Crowdfunding Simple Agreements for Future Equity (Crowdfunding SAFEs)

Target Number of Securities to be Offered: 25,000

Price (or Method for Determining Price): $1.00

Target Offering Amount: $25,000

Oversubscriptions Accepted: ☒ Yes ☐ No

Oversubscriptions will be Allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other: At the Company's discretion.

Maximum offering amount (if different from Target Offering Amount): $250,000

Deadline to reach the Target Offering Amount: December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$444,706	$287,346.82
Cash & Cash Equivalents	$6,536	$55,109.82
Accounts Receivable	$0.00	$34,900.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	0.00	0.00

Taxes Paid	0.00	0.00
Net Income	0.00	0.00

The Company was originally formed as a limited liability company under the laws of the State of Minnesota on March 30, 2018 and was subsequently converted to a corporation incorporated under the laws of the State of Delaware effective as of November 10, 2020.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa and Northern Mariana Islands.

ZEUS ELECTRIC CHASSIS, INC.



Up to $250,000 of Crowdfunding Simple Agreements for Future Equity (Crowdfunding SAFEs)

Zeus Electric Chassis, Inc., a Delaware corporation ("we", "Zeus" or the "Company"), is offering a minimum of $25,000 (the "Target Offering Amount") and up to a maximum of $250,000 (the "Maximum Offering Amount") of Crowdfunding Simple Agreements for Future Equity (Crowdfunding SAFEs) (the "Securities") on a "best efforts, minimum/maximum" basis, as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2021 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you." The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities—The Securities." To purchase the Securities, you must complete the purchase process through our intermediary, Silicon Prairie Holdings Inc. (the "Intermediary"). All committed funds will be held in escrow with Sunrise Banks NA (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Intermediary Fees and Commissions [1][2]	Net Proceeds[1]
Minimum Individual Purchase Amount [3]	$1,000	$100.00	$1,900.00
Target Offering Amount	$25,000	$1,250.00	$23,750.00
Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(See Footnotes on Following Page)

The Date of this Form C is June 15, 2021

Footnotes from Preceding Page

(1) "Service Fees and Commissions" and "Net Proceeds" exclude fees to Company advisors and other service providers, such as attorneys and accountants.

(2) The Company has agreed to pay to the Intermediary a fee equal to five percent (5%) of the aggregate dollar amount of investment commitments received and closed in the Offering. The Intermediary will also receive a portal fee of up to $2,500 for its services in establishing and administering the portal to be used in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE COMPANY AND THE TERMS AND CONDITIONS OF THIS OFFERING.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE

RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

SUNRISE BANKS NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   The Company has filed with the U.S. Securities and Exchange Commission (the "SEC") and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://zeuselectricchassis.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirement of Regulation CF.

Financial Statements

This Offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation CF § 227.201(z) adopted to facilitate capital formation for small businesses impacted directly by COVID-19. Specifically, this Offering is being conducted in compliance with § 227.201(bb) between March 1, 2021, and August 28, 2022, in which the Company will comply with the requirements of paragraph (t)(1) of § 227.201 instead of paragraph (t)(2) of § 227.201 for this Offering that, together with all other amounts sold under Section 4(a)(6) of the Securities Act within the preceding 12-month period, has, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. As such, the Company is providing this statement that the financial information provided in this Form C is certified by the principal executive officer of the

Company instead of financial statements reviewed by a public accountant that is independent of the Company.

Updates

Updates on the status of this Offering may be found at: https://zeus.sppx.io

The date of this Form C is June 15, 2021.

TABLE OF CONTENTS

EXHIBITS:

EXHIBIT A: Financial Statements

EXHIBIT B: Form of Security

EXHIBIT C: Offering Page

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no guarantee can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, any exhibits hereto and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other

factors we believe are appropriate and reasonable under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

[Remainder of Page Intentionally Blank;
Form C Continues on Following Page]

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Zeus Electric Chassis, Inc. was originally formed as a limited liability company under the laws of the State of Minnesota on March 30, 2018 and was subsequently converted to a corporation incorporated under the laws of the State of Delaware effective as of November 10, 2020.

The Company is located at 2320 Leibel Street, White Bear Lake, Minnesota 55110.

The Company's website is https://zeuselectricchassis.com.

We develop engineered electric work truck solutions that leverage a combination of industry relationships, a rugged technology platform and services specifically targeted to improve the economic and environmental results of vocational fleets. A description of our products and services and a copy of the Company's business plan can be found on the Company's offering page on the Intermediary's website at https://zeus.sppx.io. Images of the Company's offering page are attached hereto as Exhibit C.

The Offering

Minimum Amount of the Securities Offered:	$25,000.00
Total Amount of the Securities Outstanding after Offering (if Minimum Amount reached):	25,000*
Maximum Amount of the Securities Offered:	$250,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met):	250,000*
Price Per Security	$1.00*
Minimum Individual Purchase Amount	$1,000.00**
Offering Deadline	December 31, 2021

Use of Proceeds	See the description of the anticipated use of proceeds of the Offering on page 20 hereof.
Voting Rights	See the description of the voting rights on page 33.

*Reflects the issuance of $1.00 of Securities for each $1.00 of investment.

** Subject to adjustment in the Company's sole discretion.

*[Remainder of Page Intentionally Blank;
Form C Continues on Following Page]*

RISK FACTORS

An investment in the Securities offered hereby involves a high degree of risk and is not an appropriate investment if you cannot afford the loss of your entire investment. Additional risks and uncertainties not currently known to us or that we believe to be immaterial may also harm our business. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed, and you may lose all or part of your investment. You should review this information along with other information contained in this Form C before making a decision to invest in the Securities. While these are the risks the Company believes are the most important to consider, they are not the only risks facing the Company. Capitalized words not defined herein shall have the meanings ascribed to them in this Form C.

This Form C and its exhibits contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the Company's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as: "will," "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," and similar references to future periods. Examples of forward-looking statements include, among others, statements made regarding:

- Expected terms and timing of closing of this offering.

- Expected operating results and cash flow of the Company.

- Other plans and objectives relating to the future economic performance of the Company and its products, market data and pathway to use of such products.

- Implementation of the Company's business plan, including the strategy for operation, market position, financial results and reserves.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the control of the Company and its management. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements, including our projections. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the risks described herein.

Risks Related to the Company

The Company has a limited operating history. The Company was originally formed as a Minnesota limited liability company on March 30, 2018. Effective as of November 10, 2020, the Company was converted to a Delaware corporation. The Company has only a limited operating history. We have formulated our business plan and strategies based on certain assumptions regarding our industry's potential, general economic factors, and the competitive environment in which the Company operates. Although these assumptions are based on the best estimates of

management, there can be no assurance that our assessment regarding the market or the Company's operations will prove to be correct. As such, there can be no assurance that we will successfully implement our plan of operations or attain or maintain profitability. In addition to the specific risks in this section, the Company faces all of the risks inherent in establishing and expanding a new business.

We will experience growing pains. If we are successful in implementing our business plan and expanding our business, neither of which can be assured, we will experience a period of significant growth that will place a significant strain upon our managerial, financial and operational resources. If we are unable to manage our future growth effectively, our business, results of operations and financial condition may suffer, our management will be less effective, and our revenues and development efforts may suffer.

We will likely need additional capital in the future. We believe the proceeds from the sale of the maximum $250,000 principal amount of Securities in this offering, a will be sufficient to provide the Company with required capital for the short term. Additionally, the Company is, concurrently with this Offering, conducting an offering of up to $50,000,000 of "Series 2" Simple Agreements for Future Equity solely to accredited investors pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act. Any proceeds of this concurrent offering will increase the capital available to the Company to pursue its business plans. Even if we are successful in raising capital in this Offering and in our concurrent offering, however, we anticipate that we will require additional equity investment to sustain the Company's planned growth within the next year. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company, if at all.

There is relative uncertainty to our prospective financial information. The Company's business plan, a copy of which is available on the Intermediary's portal site for this Offering, contains certain financial projections and other forward-looking information regarding management's estimates as to our future results of operations. Such projections and information are based on a number of assumptions as to future events that are inherently uncertain and subjective. We do not make any representation or warranty as to the attainability of those assumptions or whether future results will occur as projected. The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or any state securities commission. Actual results can be expected to vary from those projected, and such variances may be material and adverse. Failure to achieve or realize any of the assumptions may have a materially adverse effect upon the operations of the Company and our business plans.

We may be unable to adequately control the costs associated with our operations. We will require significant capital to develop and grow our business, including developing and manufacturing our products, building our manufacturing plant and building our brand. We expect to incur significant expenses which will impact our profitability, including research and development expenses, raw material procurement costs, leases, sales and distribution expenses as we build our brand and market our chassis and business model, and general and administrative expenses as we scale our operations. In addition, we may incur significant costs in connection with our services. Our ability to become profitable will not only depend on our ability to successfully market our chassis and other products and services, but also to control our costs. If we are unable

to cost efficiently design, manufacture, market, sell, distribute and service our chassis and services, our margins, profitability and prospects would be materially and adversely affected.

With our products still under development, we have a limited number of current customers and completed orders and there is no assurance any pre-orders and other indications of interest will be converted into binding orders or sales. To date, we have engaged in limited marketing activities and we have a limited number of binding purchase orders and commitments from customers. While the design and development of our products are still in the process of being tested and completed, we intend to have the pre-production versions of our products available for demonstration to potential customers, but until we are able to scale up our marketing function to support sales, there will be uncertainty as to customer demand for our products. Any delays beyond expected wait times for our products could also impact user decisions on whether to ultimately make a purchase.

Even if we are able to obtain binding orders, customers may limit their volume of purchases initially as they assess our products and whether to make a broader transition to electric vehicles. Building customer demand may take an extended period of time and will depend on the safety, reliability, efficiency and quality of our products, as well as the support and service that we offer. It will also depend on factors outside of our control, such as general market conditions and broader trends in fleet management and vehicle electrification, that could impact customer buying decisions. As a result, there is significant uncertainty regarding demand for our products and the pace and levels of growth that we will be able to achieve.

If we are unable to establish and maintain confidence in our long-term business prospects among commercial fleet operators, analysts and others within our industry, then our financial condition, operating results and business prospects may suffer materially. Commercial fleet operators may be less likely to purchase our products if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain and grow our business, we must maintain confidence among fleet operators, suppliers, analysts and other parties with respect to our liquidity and long-term business prospects.

Maintaining such confidence may be particularly complicated by certain factors, such as our limited operating history, others' unfamiliarity with our products, competition and uncertainty regarding the future of electric vehicles. Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital.

Complex software and technology systems that need to be developed in coordination with our products for our products to be functional, and there can be no assurance such systems will be successfully developed. Our products will require the use of a substantial amount of third-party software codes and complex hardware necessary for the operation of electric vehicles. The development of such advanced technologies are inherently complex and the successful development of such technologies will be necessary for us to reach desired production levels for our products. Defects and errors may be revealed over time and our control over the

performance of third-party services and systems will be limited. Thus, our potential ability to meet desired production levels and sales goals will depend upon the ability of unaffiliated third parties to develop the necessary software and technology systems, and failure to do so may harm our competitive position.

We may not be able to produce, market, service and sell or lease our products successfully if we fail to scale our business operations or otherwise manage future growth effectively as we attempt to rapidly grow our company. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results or financial condition. We plan to commence limited commercial production of our products in 2022 and are targeting significant growth thereafter. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully. However, we have limited experience to date in high volume manufacturing of our products. We cannot assure that we will be able to develop efficient, low-cost manufacturing capabilities and processes, and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our products. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could stunt our future growth and impair our ability to produce, market, service and sell or lease our products successfully.

We may not be able to accurately estimate the supply and demand for our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. Since inception, we have already revised our production capacity plans to address what we believe to be a significant increase in interest, which has increased our ramp up costs and impacted research and development needs. We have been and will continue to be required to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our prospective customers. Currently, there is limited historical basis for making judgments on the demand for our products or our ability to develop, manufacture and deliver our products, or on our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms, widespread supply shortages and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of our products to our customers could be delayed, which would harm our business, financial condition and operating results.

Our future growth depends upon our ability to maintain relationships with our existing suppliers and single source suppliers for our critical components, and to complete building out our supply chain, while effectively managing the risks due to such relationships. Our success will be dependent upon our ability to enter into supply agreements and maintain our relationships with suppliers who are critical and necessary to the output and production of our products. The supply agreements we have or may enter into with key suppliers may have

provisions that such agreements can be terminated in various circumstances, including potentially without cause, or may not provide for access to supplies in accordance with our timeline or budget. If these suppliers become unable to timely provide components, or if there are significant increases in the cost of components, or if the supply agreements we have in place are terminated, then it may be difficult to find replacement components. Changes in business conditions, pandemics, governmental changes and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers.

We face intense competition and associated risks with the electric vehicle market. Many of our competitors have significantly greater financial or other resources, longer operating histories and greater name recognition than we do and one or more of these competitors could use their greater resources and/or name recognition to gain market share at our expense or could make it very difficult for us to establish significant market share.

We face intense competition in our industry, which we may be unable to manage. Established original equipment manufacturers ("OEM") and new entrants to the industry have announced their intent and timelines to compete in the electric work truck market. In addition, established OEMs may offer additional and/or related products which we do not currently offer or plan to offer. If fleet operators begin transitioning to electric vehicles on a mass scale, which will be necessary for us to be successful, we expect that more competitors will enter the market and competition will become intense. Certain potential competitors, for example, have more significant financial resources, established market positions, long-standing relationships with customers and dealers who have more resources available to develop new products and introduce them into the marketplace than are currently available to us. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time than we may be able to. This expected competition places significant pressure on our ability to achieve our goals of commencing commercial production and sales in the near term. If we are unable to do this successfully and build strong customer relationships, we may not be able to compete successfully. This intense competitive environment may require us to make changes to our products, pricing, licensing, services, distribution or marketing to develop a market position, any of which could have an adverse effect on our financial condition, results of operations or prospects.

Further, we have not secured supply agreements for all of our components. We may be at a disadvantage in negotiating supply agreements for the production of our components due to our limited operating history and continued refinement of our component requirements through the design and testing process. In addition, there is the possibility that finalizing the supply agreements for the parts and components of our products will cause significant disruption to our operations, or such supply agreements could be at costs that make it difficult for us to operate profitably or could delay our production schedule.

If we do not enter into long-term supply agreements with guaranteed pricing and availability for our parts or components, we may be exposed to fluctuations in prices, quality and availability of components, materials and equipment. The Company is currently in negotiations with several suppliers for the production of components necessary for the Company's products, but there can be no assurances that such negotiations will result in long-term supply agreements with terms favorable to the Company. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we

cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our products in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition or operating results.

We are dependent on our suppliers, a significant number of which are single or limited source suppliers. While we plan to obtain components from multiple sources whenever possible, many of the components used in our products will be purchased by us from a single source. We refer to these component suppliers as our single source suppliers. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term (or at all) at prices or quality levels that are favorable to us. The inability of these suppliers to deliver necessary components of our vehicles at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

Our business may not develop as we expect. As with any development stage company, there is a risk that our business will not develop as expected. Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. Our products may require further development, may be subject to competitive pressures and/or may not find market acceptance. Costs may be greater than anticipated and revenues may be lower. Additional financing will be required and it may not be available to us or may be available only on terms that disadvantage the investors in this offering.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we attempt to enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in damage done to the reputations of businesses, including those in the electric vehicle market, via social media platforms and similar devices that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our prospects or business results. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction, regardless of the accuracy of the information.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our

network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our business, prospects, operating results, reputation and financial condition. Any product recall may result in adverse publicity, damage our reputation and adversely affect our business, prospects, operating results and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our chassis or components prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, whether caused by systems or components engineered or manufactured by us or our suppliers, would involve significant expense and diversion of management's attention and other resources, which could adversely affect our brand image in our target market and our business, prospects, financial condition and operating results.

We are or may be subject to risks associated with strategic alliances or acquisitions. We may from time to time consider entering into strategic alliances, including joint ventures, minority equity investments or other transactions with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, with non-performance by the third party and with increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to its reputation from events relating to its business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of an acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our success may be dependent on our development and protection of intellectual property rights. We believe our brand name and related intellectual property are important to our continued success. We attempt to protect our trademarks and trade names by exercising our rights under applicable trademark and copyright laws. Our success will, in part, depend on our ability to obtain patents and trademarks and protect our trade secrets and proprietary technology, and if we were to fail to protect our intellectual property rights for any reason, it could have an adverse effect on our business, results of operations and financial condition. We rely on confidentiality and trade secret protections to protect our proprietary technology. We are currently maintaining the confidentiality of our engineering through use data storage techniques managed by IdeaBlock Inc.'s data storage technique, confidentiality agreements and other agreements to preserve our trade secrets and other proprietary technology.

We may fail to maintain adequate trademark and trade name protection, which may adversely affect our ability to compete. We currently have patents, or are in the process of filing patent applications, for our products. Although we have entered into confidentiality agreements with our employees, consultants and contractors, our agreements may not adequately protect our intellectual property, particularly with respect to conflicts of ownership relating to work product generated by our employees, consultants and contractors, and we cannot be certain that others will not gain access to our trade secrets and other proprietary technology. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Risks Related to an Investment in the Securities

There is no market for our securities. There is currently no public market for the Company's securities, including the Securities offered hereby, and there will be no public market for such securities after this offering. We cannot assure you that a public market will develop in the future. Consequently, you may not be able to liquidate your investment in the event of an emergency or for any other reason.

There are restrictions on the transferability of your investment. You should be aware of the long-term nature of this investment. There is not now and likely will not be in the future a public market for the Securities. The Securities have not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction in which the Securities may be offered. Therefore, you may not resell the Securities unless the Securities are subsequently registered or an exemption from registration is available. The documents representing the Securities will bear legends specifying these restrictions.

We will not transfer any Securities that would violate the foregoing restrictions. We have no obligation to register the Securities and do not intend to do so. You may wish to seek independent legal advice regarding the effect of these restrictions and investment representations on the transferability of the Securities and the applicability of Rule 144 and other rules of the SEC applicable to the resale of restricted securities. As a result, you must bear the economic risk of an investment in the Securities for an indefinite period of time.

We may not have enough authorized capital stock to issue shares of (i) preferred stock of the Company upon the conversion of the Securities to investors or (ii) shares of Common

Stock issuable upon conversion of the preferred stock. Currently, our authorized capital stock consists solely of 10,000,000 shares of Common Stock, 8,567,641 shares of which are currently outstanding. Unless we increase our authorized capital stock, we may not have enough authorized shares of authorized capital stock to issue shares of Common Stock to investors upon the conversion of securities convertible into shares of our Common Stock, including the class or series of preferred stock into which the Securities may convert.

Investors will not become equity holders until the occurrence of a Next Equity Financing (as that term is defined in the form of Security attached hereto as Exhibit B) and issuance of Preferred Stock (as that term is defined in the form of Security attached hereto as Exhibit B, and the type of equity securities issuable upon conversion of the Securities). Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and, depending on when and how the Securities are converted, investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion in accordance with the terms of the Securities, which cannot be guaranteed. Furthermore, in certain instances, such as a change of control of the Company, an initial public offering or a direct listing, the investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company outside of that provided as part of this offering, other than as required by law. Other security holders of the Company may have such rights. This lack of information could put investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company.

There is no guarantee that the Securities will convert. If neither the conversion of the Securities nor a liquidity event occurs, investors could be left holding the Securities in perpetuity. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Further, even if the Securities do convert to capital stock of the Company, which cannot be guaranteed, such shares will not entitle the holders thereof with the right to vote on any matter submitted to the Company's stockholders for a vote (except as required by law, in which case each Investor will appoint the Intermediary as the Investor's proxy to vote on the Investor's behalf).

Equity securities acquired upon conversion of the Securities, if any, may be significantly diluted as a consequence of subsequent equity financings. The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees, joint venture partners and/or as part of additional capital raising in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities, if any, will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company upon conversion of the Securities, which cannot be guaranteed. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds

received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Additional Material Risks to Consider

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries. From time to time, we may also be involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. We are also subject to employee claims against us based on, among other things, discrimination, harassment, wrongful termination, disability or violation of wage and labor laws. These claims may divert our financial and management resources that would otherwise be used to benefit our operations, and any such lawsuits, claims, or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business or result of operations. Significant legal fees and costs in complex class action litigation or an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations.

Product liability or other claims could have a material adverse effect on our business. The risk of product liability claims, product recalls and associated adverse publicity is inherent in the manufacturing, marketing and sale of all products, including the chassis. Although we have liability insurance policies in place, that insurance may be inadequate to cover all potential product claims. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition. We may not be able to secure additional liability insurance coverage on acceptable terms or at reasonable costs when needed or at all. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product recall could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of our product. We cannot provide assurance that such claims and/or recalls will not be made in the future.

Regulatory requirements may have a negative effect on our business. All vehicles and products sold, including the chassis, must comply with international, federal and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. These regulations include those promulgated by the U.S. EPA, the CARB, the NHTSA, the PHMSA and various state boards. Compliance certification is required for each new model year. These laws and standards are subject to change from time to time and we could become subject to additional regulations in the future. In addition, federal, state and local laws and industrial standards for electric vehicles are still developing. Compliance with these regulations, by both the Company and its customers, including obtaining necessary approvals, could be challenging,

burdensome, time-consuming and expensive. If compliance and obtaining approvals results in delays or substantial expenses, our business could be adversely affected.

Changes in laws or regulations, or a failure to comply with any laws and regulations, or any litigation that we may be subject to or involved in may adversely affect our business, investments and results of operations. We are subject to laws, regulations and rules enacted by national, regional and local governments. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time-consuming and costly.

Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. For example, it is difficult to predict what impact, if any, changes in federal laws and policies, including those relating to tax, environmental, labor and employment, as a result of recent U.S. federal elections will have on our business and industry, the economy as a whole, consumer confidence and discretionary spending. A failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We may become subject to lawsuits, administrative proceedings and claims that arise in the regular course of business. These matters may involve claims by customers, suppliers, vendors, contractors, competitors, government agencies, stockholders or other parties regarding our products, development and advertising, as well as contract disputes and intellectual property infringement matters, among other matters. We may also be subject to employee claims against us based on, among other things, discrimination, harassment, wrongful termination, disability or violation of wage and labor laws. These claims could divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment by us or damage award enforceable against us, could adversely affect our business and results of operations. Significant legal fees and costs in complex class action litigation or an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations.

<u>**Additional Material Risks to Consider**</u>

Impact of COVID-19. The United States has been subject to significant economic disruption caused by the onset of COVID-19. Nearly every industry has been impacted directly or indirectly, and the U.S. automotive and manufacturing industries have come under severe pressure due to numerous factors, including, but not limited to, preventative measures taken by local, state and federal authorities to alleviate the public health crisis such as mandatory business closures, quarantines, restrictions on travel and "shelter-in-place" or "stay-at-home" orders. The extent to which COVID-19 may ultimately impact the business and operations of the Company will depend on future developments, which are highly uncertain and unpredictable.

See also SEC Investor Bulletin re: SAFEs dated May 9, 2017.

Investors are encouraged to review this SEC Bulletin: <u>Be Cautious of SAFEs in Crowdfunding</u>. It can be found at: <u>https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes</u>.

[Remainder of Page Intentionally Blank;
Form C Continues on Following Page]

BUSINESS

Description of the Business

The Company develops engineered electric work truck solutions that leverage a combination of industry relationships, a rugged technology platform and services specifically targeted to improve the economic and environmental results of vocational fleets. In December 2020, the Company successfully demonstrated its first 22,300 lbs. full-electric work truck chassis prototype with a flat bed.

Specialty and vocational fleet owners are often frustrated by the cost and complexity of acquiring, maintaining and operating their service vehicles. Our solution dramatically simplifies the process while reducing total economic and environmental costs. The Company has discovered a way to streamline the process and solve specialty/vocational problems while enabling fleet owners to reimagine their future in a way our competition has not.

Business Plan

We intend to become the "go-to" company with respect to EV solutions for specialty and vocational fleets. Our products, services and solutions address three principal business pain points:

1. Total Cost of Ownership – The economic and environmental costs of acquiring and operating internal combustion-based specialty and vocational vehicles;

2. Customer Satisfaction – The frustrating process of acquiring specialty and vocational vehicles and the shortcomings of integrating after-market components; and

3. Time – Time to market and the useable longevity of specialty and vocational vehicles.

As the global economy accelerates efforts to reduce emissions and adopt electrification, companies are faced with an unclear road to the future. We are uniquely positioned to address specialty and vocational vehicle business problems and help companies reimagine their future. With Zeus products, services and solutions, we help companies meet the economic and environmental results they desire.

The Company's Business Plan, which contains additional information relating to the Company's business, planned operations and development, products, management and other information we believe to be relevant to an investment in the Securities is available to prospective investors on the Intermediary's website at https://zeus.sppx.io/. Further, the Company and its management will provide additional information upon request to the extent such information is available or can be obtained without undue hardship or expense.

EV Market

EV mandates are driving the efforts to decarbonize work truck fleets in the United States. Fifteen states in the U.S. Climate Alliance have signed agreements to require 30% of their fleets

to be electric by 2030, with more aggressive goals in California and New York further accelerating EV adoption in their states. Based on NTEA data, the 15 states with EV mandates represent over 40% of work truck sales in the U.S. - estimated at 140,000 trucks in 2021. Fulfilling the EV fleet adoption mandates in these states alone represents a potential market of $8 billion by 2030.

While much of the focus has centered on the mass consumer market for passenger cars and light-duty trucks on one end, and city buses and semi-trucks on the other, the market for work trucks has received little attention. Yet these medium- to heavy-duty work trucks make up the majority of commercial and government fleets around the world.

Zeus is uniquely positioned to meet the inherent challenges and opportunities of EV fleet adoption. Our truck offers an innovative, thoughtful solution for the industry and the environment.

Competition

There are many market segments within the specialty work truck space. Zeus will face competition in specific industries such as utility, telecom, RV and waste collection or market segments such as dump trucks, service trucks, street sweepers, etc. Most of the OEMs such as Ford, RAM, Peterbilt, etc. are focused on chassis centric large volume, mass production opportunities while Zeus is targeting market segments that desire customer centric, configurable EV work truck solutions.

In select market segments, Zeus will face competition from EV conversion companies. These are companies that convert existing combustion-based chassis to electric based vehicles.

Customer Base

Zeus is working closely with multiple OEMs, body builders and up-fitters that deliver vehicles to specialty work truck customers. The most notable customer base is within the state of California. Zeus is working in close collaboration with the California Mobility Center (CMC), California Strategies and the Sacramento Municipal Utility District (SMUD). SMUD has partnered with Zeus and the CMC to procure five all-electric work truck configurations as it works to transition to an all-electric fleet. Zeus and SMUD are in the process of building a purchasing agreement that will serve as a template for purchasing future electric fleet vehicles from Zeus.

Beyond California, Zeus will be targeting customers within the 15 states that are implementing stringent EV mandates. These states include: Colorado, Connecticut, Hawaii, Maine, Maryland, New York, New Jersey, North Carolina, Pennsylvania, Oregon, Rhode Island, Vermont, Washington, and Washington DC.

Supply Chain

Zeus has developed direct relationships with suppliers for all major components of its vehicle. This gives Zeus two distinct advantages over other start-up competitors and some OEMs: (1) Zeus does not pay additional costs due to broker and reseller markup, and (2) Zeus has access to supplier engineering and product development teams to get direct access to (and/or influence on) future technology roadmaps.

Intellectual Property

The Company has been granted the patents set forth below:

Patent Application #	Title	Description	File Date	Registration Date	Jurisdiction
29/680,854	Vehicle Cab	Design of cab used on electric chassis.	02/20/2019		United States
63/190,474	Universal chassis frame for medium-duty configurable electric trucks	Universal chassis frame for configurable electric trucks that can support gross vehicle weights across a range of medium-duty weight classes for commercial trucks.	05/19/2021		United States

In addition, the Company has one registered trademark:

Serial #	Title	Description	File Date	Registration Date	Jurisdiction
87951263	ZEUS ELECTRIC CHASSIS	Company name	06/06/2018	March 10, 2020	United States

General

Zeus utilizes all of the intellectual property protection methodologies generally championed by most U.S. companies, including patents, trade secrets, trademarks and copyright. Zeus has one pending design patent application, U.S. Patent Application No. 29/680,854, and is in the process of preparing and filing additional patent applications for various aspects of the Zeus technology in the next couple of months, has trademarked its name and logo, and has generated literally thousands of pages of original engineering designs and drawings, all of which are protected by copyright, and most of which are maintained as trade secrets. To further protect our growing library of intellectual property data the Company has strictly adhered to a policy of requiring non-disclosure agreements to be signed by each individual to whom any Zeus intellectual property is disclosed. Finally, Zeus has entered into an agreement with IdeaBlock LLC to use cutting edge technology to indisputably prove the creation date of existing and new intellectual

property, thus fending off prospective challenges from others seeking to avail themselves of our unique EV products and concepts. Each of the approaches used by Zeus is further discussed below.

Zeus Patent

We are represented by the Minneapolis patent firm Patterson Thuente Pedersen, P.A. and are in regular communication with their attorneys with respect to our patent efforts. To minimize the expense of building a patent portfolio while protecting our growing collection of intellectual property we intend to augment our patent efforts with other effective, innovative and more cost-effective intellectual property protection mechanisms, as further discussed below.

Zeus Trademark

On May 5, 2020 Zeus was informed by the U.S. Patent and Trademark Office that its application for a stylized version of the trademark ZEUS ELECTRIC CHASSIS, which was published by the PTO on March 10, 2020, has been granted. The Company plans to expand its portfolio of registered trademarks as it approaches the launch date for its electric vehicles. At the present time, several prospective trademarks are being closely protected as trade secrets. In addition to trademarks registered with the PTO we have numerous trademarks protected by common law trademark statutes in Minnesota and other states.

Zeus Copyrights

Over the course of several years Zeus, led by its co-founder Bob Grinstead, has generated well in excess of 5,000 pages of critical engineering data that has been used as the principal design and building block for the Company's initial electric vehicle. All of the original data created by our engineering team qualifies as copyrighted data. This treasure trove of innovative concepts will be used to ensure the Company is the initial and primary beneficiary of our creative designs and concepts.

Zeus Non-disclosure Agreements

Regardless of the extent any company takes to protect its intellectual property there is always the risk that information deemed valuable by the company might be inadvertently disclosed, particularly when the recipient of the information is unaware that a company views the information as confidential. To minimize the risks of inadvertent disclosure Zeus has insisted that each recipient (including companies and individuals) sign a Zeus-generated non-disclosure agreement ("NDA") prior to being granted access to any Zeus confidential information. By carefully defining "intellectual property" the Company's NDA has been crafted to protect the widest array of Company intellectual property, while ensuring the terms of the agreement are enforceable in all U.S. jurisdictions.

Zeus Use of IdeaBlock

IdeaBlock is a proprietary software platform that utilizes blockchain technology to provide instant defensive protection for any form of intellectual property. By providing proof of idea existence and proof of public availability, IdeaBlock defends its users against future attempts by third-parties to obtain and enforce traditional IP on something Zeus has already invented. By

registering newly generated ideas at the moment of conception, Zeus utilizes IdeaBlock to defensively protect its IP during its research and development process, significantly limiting future legal exposure. By using blockchain technology, IdeaBlock allows the recording of intellectual property concepts on a public, distributed and decentralized ledger that can't be changed after the fact—it's "immutable"—helping to avoid disputes and reducing the probability of interference by competitors.

While IdeaBlock does not serve as a wholesale replacement for a patent or trademark protection, it provides Zeus with a significant element of defensive protection, which reduces the necessity for filing patent applications on every potentially valuable invention, thus saving the company money and eliminating the delay of up-to-several years that can occur before patent protection is granted. Generally speaking, all Zeus needs to do is click a button and upload files that describe what the Company is seeking to protect defensively, and IdeaBlock does the rest.

Zeus Use of Agreements

An aspect of IP protection strategies that is often overlooked is the effective use of various kinds of business agreements with suppliers, manufacturers, contractors, developers, and distributors, for example, to provide both some degree of protection and/or exclusivity in terms of the nature and character of those business relationships. Zeus continues to aggressively work to put various agreements in place to help facilitate the early-mover advantages that Zeus looks to capitalize on in developing successful relationships with these key third-party relationships. Among the types of agreements Zeus has entered into or is currently negotiating are joint development agreements, purchase orders and other product/component acquisition agreements, rentals, service and supply agreements, licensing, and consulting and contractor agreements.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

[Remainder of Page Intentionally Blank;
Form C Continues on Following Page]

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Product Development	-	-	40.00%	$100,000.00
Sales & Marketing	50.00%	$12,500.00	20.00%	$50,000.00
General Working Capital	-	-	20.00%	$50,000.00
Administrative Costs	45.00%	$11,250.00	15.00%	$37,500.00
Intermediary Fees	5%	$1,250.00	5.00%	$12,500.00
Total	**100%**	**$25,000.00**	**100%**	**$250,000.00**

These estimates are subject to change based upon factors such as technological developments, the availability of actual proceeds from this offering, operating revenues and changes in our business plans and operations, and there can be no assurance that we will receive and/or accept subscriptions for the maximum $250,000 of Securities offered hereby. In fact, we may sell significantly less than the maximum dollar amount of Securities offered.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category for which we anticipate using in excess of ten percent (10%) of such net proceeds, as set forth in the table above.

Product Development

We plan to use a portion of the proceeds from this offering for the continuation of engineering activities relative to our introductory electric truck design by (i) hiring additional engineers, as both employees and contractors; (ii) brake certification and durability testing; (iii) production tooling; (iv) establishing warranty policies and procedures; (v) finalizing regulatory requirements for our 22,300 lbs. GVWR platform; and (vi) continuing to source and enter into development and joint development agreements with top industry vendors in all areas associated with the design and manufacture of state-of-the-art electric trucks.

Sales & Marketing

We also plan to use a portion of the proceeds from this offering for the expansion of our sales and marketing efforts by (i) engaging a marketing firm to refine and expand upon our brand; (ii) developing sales and marketing tools and materials; (iii) participating in trade shows; (iv) hiring additional industry professionals in key industry and/or marketing segments; (v) establishing customer care policies and practices; (vi) pursuing sales channel agreements to sell

and distribute Company products; (vii) acquiring industry data to continue the refinement and targeting of our solutions; and (viii) engaging grant-writing resources to fully engage with federal, state and local entities responsible for allocating incentives for EV fleet adoption.

Administrative Costs

We plan to use a portion of the proceeds from this offering for acquiring resources focused on (i) human resource systems, policies and processes; (ii) financial reviews and compliance; (iii) intellectual property protection; (iv) corporate risk management; (v) expanding business IT systems and processes; (vi) training, procedure development and process development; (vii) customer and vendor agreement administration; and corporate insurance coverage.

General Working Capital

We plan to use a portion of the proceeds from this offering for general working capital purposes, including, but not limited to, (i) office supplies; (ii) equipment; (iii) tools; and (iv) working inventory.

The anticipated use of proceeds described above are estimates based on our current assumptions and, as such, may not accurately reflect the actual receipt or application of proceeds obtained from this offering. Additionally, the Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plans and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

[Remainder of Page Intentionally Blank;
Form C Continues on Following Page]

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additional information regarding the relevant background and experience of the Company's officers and directors is included in the Company's business plan, a copy of which can be found on the Company's offering page on the Intermediary's website at https://zeus.sppx.io.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Wayne Kugel	Chief Executive Officer; Director	Worked at Hewlett Packard and Cray Inc. in executive roles focusing on business development and management within the supercomputing and advanced analytics/AI industry. Experience in corporate strategy, R&D, sales, marketing, manufacturing, supply chain, facilities, IT, acquisitions, divestitures, professional services and enterprise risk management roles	BBA, Management Information Systems from the University of Wisconsin – Eau Claire; Post-graduate work at the University of Minnesota's Carlson School of Management, focusing on Mergers and Acquisitions
Robert Grinstead	Chief Technical Officer; Director	Executive engineering consultant with companies specializing in the engineering, development, and manufacturing of medium / heavy duty trucks and specialty vehicles that feature electric, hybrid, and diesel propulsion systems	Lansing Community College in Lansing, Michigan, studying mechanical engineering.
Ken Smith	Chairman of the Board; Director	President and CEO of Ever-Green Energy and its parent company	B.S. degree in electrical engineering from North Dakota State University;

		District Energy St. Paul since 2010. Prior to joining Ever-Green Energy, worked globally in the engineering and construction industry for over 20 years.	Master's degree in business administration from the University of St. Thomas in Minneapolis, MN
Phil Steffes	Secretary; General Counsel; Director	Owner of PJ Steffes Law, PLLC, a law firm that performs general legal services for several emerging companies in Minnesota, Iowa and Missouri.	B.S. from the University of South Dakota; J.D. from Hamline University School of Law
Lee Prinkkila	Chief Financial Officer; Treasurer	Owner and operator of accounting and business consulting firm which provides tax and accounting work, business consulting, finance and human resource services to small to medium sized business. Has served as a contract CFO, CIO, project manager, and has provided full human resource consulting.	B.A. in Accounting from St. John's University; active CPA and CGMA licenses

Indemnification

The Company's Bylaws provide for indemnification of the Company's directors and officers, acting in their professional capacities, to the fullest extent allowed under Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless determined otherwise by court of competent jurisdiction.

Employees

As of the date of this Form C, the Company has 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,567,641 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type:	Common Stock
Amount Outstanding:	8,567,461
Par Value per Share:	$0.0001
Voting Rights:	1 vote per share
Anti-Dilution Rights:	None
How this security may limit, dilute or qualify the Securities issued in the Offering:	The Company may authorize and/or issue additional shares Common Stock or other capital stock of the Company which may dilute the interest received by Investors upon conversion of the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities):	100%

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Robert Grinstead	2,454,545 shares of Common Stock	28.65%
Wayne Kugel	2,454,545 shares of Common Stock	28.65%

Additional Outstanding Securities

Simple Agreements for Future Equity

Prior to the date of this Form C, the Company issued $751,504 of "Series 1" Simple Agreements for Future Equity ("Series 1 SAFEs") to investors in a previously conducted offering of such securities. The Series 1 SAFEs are convertible into capital stock of the Company, or otherwise entitle the holders thereof to cash payment, upon the occurrence of certain future events in a manner virtually identical to the Securities offered hereby. The terms of the Series 1 SAFEs, however, differ the terms of the Securities offered hereby in several material ways, including, but not limited, to (i) the discount rate at which such Series 1 SAFEs will convert to capital stock in a next equity financing, (ii) the valuation cap applicable to conversion of the Series 1 SAFEs in a next equity financing, and (iii) the class or series of capital stock issuable upon conversion of the Series 1 SAFEs in a next equity financing.

In addition, concurrently with this Offering, the Company is offering to sell up to $50,000,000 of "Series 2" Simple Agreements for Future Equity (the "Series 2 SAFEs") solely to accredited investors in accordance with Rule 506(c) of Regulation D promulgated under the Securities Act. The terms of the Series 2 SAFEs are convertible into capital stock of the Company, or otherwise entitle the holders thereof to cash payment, upon the occurrence of certain future events in a manner virtually identical to the Securities offered hereby and include a discount rate and valuation cap identical to those provided under the Securities. The Series 2 SAFEs, however, entitle the holders thereof to receive a class or series of capital stock issuable upon conversion of the Series 2 SAFEs that differs from the class or series of capital stock issuable upon conversion of the Securities.

[Remainder of Page Intentionally Blank;
Form C Continues on Following Page]

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was originally formed as a limited liability company under the laws of the State of Minnesota on March 30, 2018 and was subsequently converted to a corporation incorporated under the laws of the State of Delaware effective as of November 10, 2020. The Company is headquartered in White Bear Lake, Minnesota.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of June 1, 2021 the Company had an aggregate of $400,000.00 in cash and cash equivalents, leaving the Company with approximately three months of runway.

Liquidity and Capital Resources

The proceeds of this Offering are important to our current and future operations and business plans. While we are not dependent upon the proceeds of this Offering to conduct our business in the short term, an influx of capital from the sale of securities, including the Securities in this Offering, are expected to materially assist with the achievement of the Company's business objectives.

As of the date of this Form C, the Company has received the first payment for the purchase of five of the Company's trucks as part of a transaction totaling $1,200,000. Except with respect to the proceeds from truck sales under such transaction, the Company does not as of the date of this Form C, have any additional material sources of capital other than the proceeds of sales of securities, including proceeds from the sale of the Securities in this Offering.

Capital Expenditures and Other Obligations

While the Company does not have any specific material capital expenditures planned in the near future, the Company anticipates spending approximately $1,200,000 in capital expenditures to purchase in the ordinary course components necessary to complete its anticipated production of products for the 2021 fiscal year.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:[*]

Security Type	Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0[**]	10,000,000	Company formation	11/10/2020	Section 4(a)(2)
Simple Agreements for Future Equity (Series 1)	$751,504	751,504[***]	General Working Capital; Offering-related fees and expenses	01/08/2021	Rule 504; Regulation D

————————————

Footnotes to Table Above:

[*] The table does not include the issuance of any Series 2 SAFEs being offered by the Company in a separate, congruent offering of such Series 2 SAFEs.

[**] Common Stock issued in exchange for membership interests in Zeus Electric Chassis L.L.C., a Minnesota limited liability company, in connection with the conversion of such entity to a corporation incorporated under the laws of the State of Delaware.

[***] Reflects the issuance of $1.00 of Securities for each $1.00 of investment.

————————————

See the section titled "Capitalization, Debt and Ownership" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial

owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Wayne Kugel, the Company's Chief Executive Officer, a member of the Company's Board of Directors and holder of 20% or more of the Company's outstanding voting equity securities, purchased a Series 1 SAFE in an amount equal to $10,000 in a previous offering of such securities by the Company. Mr. Kugel was also issued a Simple Agreement for Future Equity Promissory Note in an amount equal to $77,504 in exchange for a cash loan he had previously made to the Company. In addition, Ron Kugel, father of Wayne Kugel, purchased a Series 1 SAFE in an amount equal to $1,000.

Philip Steffes, the Company's General Counsel and Secretary and a member of the Company's Board of Directors, purchased a Series 1 SAFE in an amount equal to $10,000 in a previous offering of such securities by the Company. In addition, Jim Steffes, son of Philip Steffes, purchased a Series 1 SAFE in an amount equal to $2,000.

Lee Prinkkila, the Company's Chief Financial Officer and Treasurer, purchased a Simple Agreement for Future Equity in an amount equal to $9,000 in a previous offering of such securities by the Company. In addition, Ellen Prinkkila, mother of Lee Prinkkila, purchased a Series 1 SAFE in an amount equal to $1,000.

Jim Steffes, Vice President of Sales and Philip Steffes' son, purchased a Simple Agreement for Future Equity in an amount equal to $2,000 in a previous offering of such securities by the Company in March 2021.

[Remainder of Page Intentionally Blank;
Form C Continues on Following Page]

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 and up to a maximum amount of $250,000 of Crowdfunding Simple Agreements for Future Equity (Crowdfunding SAFEs) on a "best efforts; minimum/maximum" basis as described in this Form C. We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2021. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $1,000.00, which is subject to adjustment in the Company's sole discretion.

To purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Silicon Prairie Holdings Inc., the Intermediary for this Offering. Investor funds will be held in escrow with Sunrise Banks NA until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the applicable Offering Deadline. Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or any portion of any investment commitment, the applicable Investor's funds will be returned without interest or deduction.

Progress During the Offering

The Intermediary will display on the Company's offering page, an investment progress bar and updates regarding the Offering. For those Investors with investment commitments in the Offering, such Investors may receive certain email or other notifications from the Intermediary regarding the progress of and updates relating to the Offering. The Company can answer Investor questions during the offering period on the forum on the Company's offering page on the Intermediary's website at https://zeus.sppx.io.

Minimum Target and Maximum Amount

The Company has selected a minimum Target Offering Amount of $25,000 for this offering and a Maximum Offering Amount of $250,000. If the total amount of Investor commitments does not meet or exceed the minimum Target Offering Amount by the Offering Deadline, the Offering will be canceled, no Securities will be sold, Investors will receive a full refund with no interest or deductions, and the Company will not receive funds.

Cancellation of Investment Commitments

Investors may cancel an investment commitment for any reason up until 48 hours prior to Offering Deadline. Once within the 48 hours of the Offering Deadline, an Investor can no longer

cancel his, her or its investment commitment, even if an Investor's investment commitment was submitted within the 48-hour period. Investors may cancel their investment commitments through their respective Intermediary accounts.

Early or Intermediate Closings; Material Changes

In the event that the Company receives investment commitments in an amount at least equal to the Target Offering Amount prior to the Offering Deadline, then on such date as the Company has received such commitments or at such later time as the Company may designate (such date being a new Offering Deadline), the Company may conduct the first of multiple closings on the Offering, provided that the Offering must have been available for investment for at least 21 days prior to any such closing. In the event the Company intends to conduct a closing on investment commitments, the Company must provide notice to all Investors with outstanding investment commitments in the Offering of a change to the Offering Deadline and establishment of a new Closing Date at least five business days prior to the newly established Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of an Investor's investment commitment, as described below). Investors with outstanding investment commitments may cancel their respective investment commitments for any reason until 48 hours prior to the new Offering Deadline. Thereafter, the Company may conduct additional closings until the original Offering Deadline. The Company will issue Securities in connection with each closing conducted pursuant to the foregoing process.

In the case of a material change to the Company or Offering terms prior to the applicable Offering Deadline, any Investor that has an outstanding investment commitment in the Offering will receive a notification of this material change and that their investment commitment will be canceled unless the Investor reconfirms his, her or its investment within five business days of receipt of the notice. If the Investor fails to reconfirm the investment commitment within the applicable five business days, the investment commitment will be cancelled, and a notice of the cancellation and reason will be sent to the Investor. The Intermediary will direct the Investor funds to be refunded to the Investor without interest or deduction.

Oversubscriptions

If the Offering is oversubscribed, the Company reserves the right to allocate Investor commitments in its discretion. Investors should take this into consideration when they consider the timing of placing their investment commitment.

The Securities

We request that you please review this Form C and the Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) instrument attached as Exhibit B, *in conjunction with the following summary information.*

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon the Company's issuance of shares of its Preferred Stock (as that term is defined in the form of Security, a copy of which is attached hereto as Exhibit B), in a single transaction, or series of related transactions, resulting in aggregate gross proceeds to the Company of not less than $5,000,000, excluding the proceeds from the issuance of any class or series of simple agreements for future equity (including the Securities) or convertible debt (a "Next Equity Financing"), the Securities will automatically convert into the "CF Shadow Series", which are a series of Preferred Stock identical to those issued in such Next Equity Financing, except (i) they do not provide the right to vote on any matters except as required by law, (ii) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Next Equity Financing with respect to any such required vote, (iii) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law), and (iv) should the Company so elect, (a) the per share liquidation preference, if applicable, of the CF Shadow Series may be equal to the Conversion Price of the Securities and (b) the basis for any dividend rights may be based upon the Conversion Price of the Crowdfunding SAFEs. The Company has no obligation to conduct a Next Equity Financing, or otherwise convert the Securities.

Conversion Price

In the event the Securities are converted in connection with a Next Equity Financing, each Investor will receive the number of shares of the CF Shadow Series equal to the amount the Investor paid for the Securities (the "Investment Amount") divided by either (i) the quotient of (a) the Valuation Cap *divided by* (b) the Company Capitalization, or (ii) the product of (x) the lowest price per share of the preferred stock sold in the Next Equity Financing *multiplied* by (y) the Discount Rate, whichever calculation results in a greater number of shares of CF Shadow Series.

For purposes hereof, the following terms shall have the following meanings:

"Company Capitalization" means the sum, as of immediately prior to the Next Equity Financing, of: (1) all shares of capital stock of the Company (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the Securities and (B) all other simple agreements for future equity, and (C) convertible promissory notes; and (2) all shares of common stock of the Company reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Next Equity Financing.

"Discount Rate" is 90%.

"Valuation Cap" is $200,000,000.

If there is a Change of Control, a Direct Listing or an Initial Public Offering (each, a "Liquidity Event") before the conversion or earlier termination of the Securities offered hereby, the Securities will automatically be entitled (subject to the liquidation priority set forth therein) to receive a portion of the proceeds resulting from such Liquidity Event, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Investment Amount or (ii) the amount payable on the number of shares of Common Stock equal to the Investment Amount divided by the Liquidity Price.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of proceeds resulting from such Liquidity Event payable to the Investor by the amount determined by the Company's board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total proceeds resulting from such Liquidity Event payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under the liquidation priority set forth in the Securities.

For purposes hereof, the following terms shall have the following meanings:

"Change of Control" generally means (a) a sale, exclusive license, or other disposition by the Company of all or substantially all of its assets, (b) a merger of the Company with or into another entity (if after such merger the holders of a majority of the Company's capital stock immediately prior to the transaction do not hold a majority of the voting capital stock of the successor entity), or (c) the transfer of more than 50% of the Company's voting capital stock to a person or group.

"Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Liquidity Capitalization" means the number, as of immediately prior to the Change of Control, of shares of capital stock of the Company (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future

grant under any equity incentive or similar plan; (ii) the Securities; (iii) other series of SAFEs; and (iv) convertible promissory notes.

Termination

The Securities automatically terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) immediately following earlier to occur of: (i) the issuance to the Investor of shares of the CF Shadow Series of the Preferred Stock (as that term is defined in the form of Security, a copy of which is attached hereto as Exhibit B) issued in the Next Equity Financing pursuant to the conversion provisions of Securities (or such alternative disposition following failure of the Investor to execute the applicable transaction documents, as contemplated in Section 1(a)(ii) of the form of Security) or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event.

Voting and Control

The Securities do not have any voting rights, and any securities issuable upon conversion of the Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an Initial Public Offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Each Investor should be aware that even if the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company

with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an Initial Public Offering, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such Initial Public Offering.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the Offering to the Intermediary. In addition, the Company has agreed to pay the Intermediary a portal fee of up to $2,500.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS, HER OR ITS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore,

it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with his, her or its own counsel and advisors in evaluating an investment in the Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various exhibits and other documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

[Remainder of Page Intentionally Blank;
Signature Page(s) to Follow]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Wayne Kugel
(Signature)

Wayne Kugel
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Wayne Kugel
(Signature)

Wayne Kugel
(Name)

Chief Executive Officer
(Title)

6/15/2021
(Date)

/s/ Ken Smith
(Signature)

Ken Smith
(Name)

Chairman of the Board of Directors
(Title)

6/15/2021
(Date)

/s/ Philip Steffes
(Signature)

Philip Steffes
(Name)

Secretary, General Counsel and Director
(Title)

6/15/2021
(Date)

/s/ Lee Prinkkila
(Signature)

Lee Prinknila
(Name)

Chief Financial Officer and Treasurer
(Title)

6/15/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Financial Statements

INDEX TO FINANCIAL STATEMENTS

Zeus Electric Chassis, Inc.

Financial Statements
Together with
Independent Accountants' Review Report

December 31, 2020

ZEUS ELECTRIC CHASSIS, INC.

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors and Management
Zeus Electric Chassis, Inc.
St. Paul, Minnesota

We have reviewed the accompanying financial statements of Zeus Electric Chassis, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' equity and cash flows from inception (November 1, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

2675 Long Lake Road | Roseville, Minnesota | 55113-1117 | 651-483-4521 | 651-483-2467 FAX | otcpas.com
300 Prairie Center Drive, Suite 300 | Eden Prairie, Minnesota | 55344-7908 | 952-941-9242 | 952-941-0577 FAX

Zeus Electric Chassis, Inc.
Page Two

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, the Company has suffered a loss from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Olsen Thielen & Co., Ltd.

Eden Prairie, Minnesota
April 30, 2021

ZEUS ELECTRIC CHASSIS, INC.

BALANCE SHEET
DECEMBER 31, 2020
(See Independent Accountants' Review Report)

ASSETS

CURRENT ASSETS:	
Cash	$ 6,536
Due from Stockholder	110,973
Total Current Assets	117,509
EQUIPMENT:	
Equipment and Tooling	179,150
Less Accumulated Depreciation	4,265
Net Equipment	174,885
PRODUCT DESIGNS, NET OF ACCUMULATED AMORTIZATION	152,312
TOTAL ASSETS	$ 444,706

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Stockholder Loan	$ 77,504
Total Current Liabilities	77,504
STOCKHOLDERS' EQUITY:	
Common Stock, $.0001 Par, 10,000,000 Shares Authorized,	
8,567,641 Shares Issued and Outstanding	857
Additional Paid-in Capital	475,678
Accumulated Deficit	(109,333)
Total Stockholders' Equity	367,202
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 444,706

The accompanying notes are an integral part of the financial statements.

ZEUS ELECTRIC CHASSIS, INC.

STATEMENT OF OPERATIONS
FROM INCEPTION (NOVEMBER 1, 2020) TO DECEMBER 31, 2020
(See Independent Accountants' Review Report)

REVENUE	$ –
OPERATING EXPENSES:	
Research and Development	52,634
Professional Fees	10,058
Depreciation and Amortization	6,847
Contract Labor	8,000
Advertising and Marketing	3,406
Occupancy	3,368
General and Administrative	1,189
Total Operating Expenses	85,502
LOSS FROM OPERATIONS	(85,502)
OTHER INCOME (EXPENSE):	
Impairment of Equipment	(23,831)
Total Other Income (Expense)	(23,831)
LOSS BEFORE INCOME TAXES	(109,333)
INCOME TAX EXPENSE	–
NET LOSS	$ (109,333)

The accompanying notes are an integral part of the financial statements.

ZEUS ELECTRIC CHASSIS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FROM INCEPTION (NOVEMBER 1, 2020) TO DECEMBER 31, 2020
(See Independent Accountants' Review Report)

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
BALANCE as of November 1, 2020	–	$ –	$ –	$ –	$ –
Issuance of Common Stock in Exchange of Net Assets	8,444,641	845	425,690	–	426,535
Issuance of Common Stock	123,000	12	49,988	–	50,000
Net Loss	–	–	–	(109,333)	(109,333)
BALANCE as of December 31, 2020	8,567,641	$ 857	$ 475,678	$ (109,333)	$ 367,202

The accompanying notes are an integral part of the financial statements.

ZEUS ELECTRIC CHASSIS, INC.

STATEMENT OF CASH FLOWS
FROM INCEPTION (NOVEMBER 1, 2020) TO DECEMBER 31, 2020
(See Independent Accountants' Review Report)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (109,333)
Adjustments to Reconcile Net Loss to Net Cash	
Flows From Operating Activities:	
Depreciation	4,265
Amortization	2,582
Impairment of Equipment	23,831
Changes in Assets and Liabilities:	
Accounts Payable	(62,343)
Net Cash Flows From Operating Activities	(140,998)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(179,150)
Net Cash Flows From Investing Activities	(179,150)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash Contributed upon Inception of the Company	8,603
Proceeds from Issuance of Common Stock	50,000
Due from Stockholder	240,577
Stockholder Loan	27,504
Net Cash Flows From Financing Activities	326,684
NET CHANGE IN CASH	6,536
CASH at Beginning of Period	–
CASH at End of Year	$ 6,536

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Zeus Electric Chassis, Inc. (Zeus or Company) a Delaware corporation was formed in October 2020 by the reorganization and transfer of assets from Zeus Electric Chassis, LLC. Zeus has developed a fully configurable, full-electric work truck chassis solution to address the vocation and service truck industry to displace the fossil fuel power industry. The Zeus platform is designed to meet the unique needs of any industry segment, including utility, telecom, waste collection, shuttle and school bus, fire and rescue, landscaping, and construction.

Accounting Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated for recognition or disclosure the events or transactions that occurred through April 30, 2021, the date the financial statements were available to be issued. Except as discussed below in Notes 2 and 9, there were no subsequent events that required recognition or disclosure in the financial statements.

Due from Stockholder

This is a short-term advance to a stockholder. It is non-interest bearing and is classified as current in the accompanying balance sheet.

Equipment and Depreciation

Equipment is recorded at original cost. Additions, improvements, or major renewals are capitalized. Any gains or losses on property and equipment retirements are reflected in the current year operations.

Equipment and tooling depreciation is computed using the straight-line methods with an estimated useful life of seven years.

Product Designs

Product designs are amortized on a straight-line basis over ten years. The Company's investment in product designs consist of the following on December 31, 2020:

Product Designs	$ 154,894
Less Accumulated Amortization	(2,582)
	$ 152,312

Amortization expense was $2,582 in 2020. Estimated amortization expense for each of the succeeding five years is $15,500.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

The Company reviews income tax positions taken or expected to be taken in income tax returns to determine if there are any income tax uncertainties. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by taxing authorities, based on the technical merits of the positions. The Company has identified no significant income tax uncertainties.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are charged to operations as incurred.

Recently Issued Accounting Pronouncement

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842),* which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. This ASU is effective for fiscal periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. It is to be adopted using the modified retrospective approach. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

NOTE 2 - STOCKHOLDER LOAN

The Company has a loan from a stockholder of $77,504. During 2021, this loan was converted to a Simple Agreement for Future Equity (SAFE). This conversion released the Company from its obligation to repay this debt, which is classified as current in the accompanying balance sheet.

NOTE 3 - INCOME TAXES

Income tax expense, for 2020, consists of the following:

Deferred Income Tax	$ 33,000
Change in Valuation Allowance	(33,000)
Total Income Tax Expense	$ –

The effective income tax rate differs from the federal statutory rate due to the valuation allowance.

Federal and state income tax return operating loss carryovers as of December 31, 2020 were approximately $111,000 and $92,000 and will expire in 2040, with a portion of the federal having no expiration date. The Company has a credit carryover of approximately $3,000.

The components of deferred income taxes at December 31, 2020 are as follows:

Deferred Tax Assets:	
Net Operating Loss	$ 30,000
Business Credits	3,000
Total Deferred Tax Assets	33,000
Less Valuation Allowance	(33,000)
Net Deferred Tax Assets	$ –

The valuation allowance has been recorded due to the uncertainty of realization of the benefits associated with profitability. Future events and changes in circumstances could cause this valuation allowance to change.

NOTE 4 - LEASE COMMITMENTS

The Company leased its office from a related party on a month-to-month basis for $1,500 per month until March 31, 2021.

Effective April 1, 2021, the Company started a new lease, extends to October 31, 2023. The lease includes two options to extend the initial terms for a total of four years. In addition to rent, the Company also pays real estate taxes and other costs on the leased property.

Lease expense and future minimum commitments for these leases are as follows:

Expense:	
2020	$ 3,368
Commitment:	
2021	$ 58,100
2022	77,500
2023	64,600
Total Commitment	$ 200,200

NOTE 5 - PURCHASE COMMITMENTS

The Company has committed to purchase inventory for pending sales of approximately $720,000 as of December 31, 2020.

NOTE 6 - GOING CONCERN

As shown in the financial statements the Company incurred a net loss of $109,333 in 2020 and has an accumulated deficit on December 31, 2020 of $109,333. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to obtain additional equity and develop sales. The ability of the Company to continue as a going concern is dependent on achieving these objectives. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7- SUPPLEMENTAL CASH FLOW INFORMATION

The assets acquired and liabilities assumed upon formation of the Company as of November 1, 2020, are as follows:

Due from Stockholder	$ 351,550
Equipment	23,831
Product Designs	154,894
Accounts Payable	(62,343)
Stockholder Loan	(50,000)
Equity	(426,535)
Net Cash Received	$ 8,603

NOTE 8 - RISKS AND UNCERTAINTIES

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. We cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption from this pandemic may impact our operations and financial statements.

NOTE 9 - SUBSEQUENT EVENTS

Stock Grant Plan

In February 2021, the Company initiated a stock grant plan and designated 17,500 shares. In addition, 2,000 shares were granted to employees. These shares vest over five years or upon change of control of the Company.

Consulting Agreement

During February 2021, the Company entered into an agreement for consulting services with an individual. This agreement is for $4,500 per month. In addition, the consultant will be granted 50,000 shares of Company stock. These shares are subject to cliff vesting based upon certain manufacturing or private placement targets. This agreement can be terminated with a 30 day notice by either party.

Private Placement Offerings

In November 2020, the company authorized a capital raise using exemption 504 and March 2021, closed on $760,000 of funding in a SAFE round. The terms of the SAFE include conversion to equity at a discount in the future during a priced round. The discount is set at 20%, and the equity capitalization is at $100,000,000. The $760,000 SAFE includes the $77,504 loan from a related party converted into the SAFE Agreement (Note 2). In February 2021, the Board authorized a concurrent capital raise using regulation crowdfunding (CF) and a 506(c) exemption in another SAFE round. The SAFE will have a discount set at 10% with a capitalization at $200,000,000. The CF has a maximum limit of $5,000,000, and the 506(c) has a maximum of $50,000,000. The Company has been authorized to raise the maximum of $55,000,000. Management is targeting $5,000,000. Management intends to use the proceeds for: inventory, expansion into sales and marketing, intellectual property protection investment and licensing agreements.



June 10, 2021

I, Wayne Kugel, certify that:

(1) the financial statements of Zeus Electric Chassis, Inc., a Delaware corporation, included in this Form C are true and complete in all material respects; and

(2) the tax return information of Zeus Electric Chassis, Inc., a Delaware corporation, included in this Form C reflects accurately the information reported on the tax return for Zeus Electric Chassis, Inc., a Delaware corporation, filed for the fiscal years ended December 31, 2019, and December 31, 2020.

By: Wayne Kugel
Title: Chief Executive Officer

Balance Sheet (Unaudited)

Zeus Electric Chassis, Inc.
As of December 31, 2019 and December 31, 2018

Account	Dec 31, 2018	Dec 31, 2019	Oct 31, 2020
Assets			
Current Assets			
Cash and Cash Equivalents			
US Bank Cash	3,665.83	55,109.82	7,653.71
Total Cash and Cash Equivalents	**3,665.83**	**55,109.82**	**7,653.71**
Misc Prepaids			949.29
Related Party Receivable	0.00	34,900.00	351,550.00
Total Current Assets	**3,665.83**	**90,009.82**	**360,153.00**
Fixed Assets			
16600 Equipment	0.00	32,998.00	23,831.00
18000 Intangible Assets	0.00	164,339.00	154,894.00
Total Fixed Assets	**0.00**	**197,337.00**	**178,725.00**
Total Assets	**3,665.83**	**287,346.82**	**538,878.00**
Liabilities			
Current Liabilities			
Accounts Payable	2,674.83	2,518.08	18,554.00
Loan from owners - Wayne Kugel			50,000.00
Misc Accruals			43,789.00
Total Current Liabilities	**2,674.83**	**2,518.08**	**112,343.00**
Liabilities and Equity			
Equity			
Current Year Earnings	(124,109.00)	(91,062.26)	(383,293.74)
Ken Smith - Equity	0.00	100,000.00	125,000.00
Retained Earnings	0.00	(124,109.00)	(215,171.26)
Robert Grinstead - Equity	100.00	200,000.00	200,000.00
Wayne Kugel - Equity	125,000.00	200,000.00	200,000.00
FRP Enterprises			500,000.00
Total Equity	**991.00**	**284,828.74**	**426,535.00**
Total Liabilities and Equity	**3,665.83**	**287,346.82**	**538,878.00**
	0.00	0.00	0.00

Income Statement
(Profit and Loss) (Unaudited)

Zeus Electric Chassis, Inc.

For the year ended December 31, 2019 , 2018 and Ten months ended 10/31/2020

Account	2018	2019	10/31/2020
Operating Expenses			
Advertising and Promotion	0.00	286.91	0.00
Amortization	0.00	5,661.00	9,445.00
Bank Service Charges	89.00	499.20	107.00
Depreciation Expense	0.00	5,502.00	9,167.00
Dues and Subscriptions	1,228.00	1,228.37	1,298.12
Insurance			2,464.65
Lawn & Snow Removal	0.00	530.00	50.00
Legal Fees	0.00	3,205.50	20,000.00
Meals and Entertainment	21.00	86.10	137.52
Miscellaneous Expense	0.00	306.55	78.74
Professional Fees			3,400.00
Reconciliation Discrepancies	0.00	0.00	0.00
Rent Expense	4,500.00	16,500.00	16,500.00
Repairs and Maintenance	1,194.00	0.00	0.00
Research and Development	(6,754.00)	(39,577.45)	45,040.02
Research and Development:Cabin and Hood	121,005.00	17,798.42	84,884.51
Research and Development:Discrete Parts and Fasteners	0.00	3,961.05	1,836.48
Research and Development:Testing			75,530.00
Research and Development:Drivetrain	0.00	1,511.08	2,675.67
Research and Development:Freight and Shipping	0.00	1,793.28	31,521.34
Research and Development:			6,512.75
Research and Development:NRE-Tooling-Extrusions	0.00	38,500.00	161.97
Research and Development:Steering and Suspension	0.00	24,921.00	55,017.59
Research and Development:Wheels & Tires	0.00	1,199.80	4,153.00
Research and Development:Freight and Shipping Costs	600.00	1,806.95	4,882.52
Research and Development:Contract Labor			3,000.00
Sales and Use Tax	0.00	853.84	28.04
Sanitation Services	0.00	153.54	92.50
Security Services	0.00	428.18	236.46
Shop supplies	1,541.00	1,580.50	3,849.38
State Fee	0.00	20.00	0.00
Travel			15.05
Utilities:Gas & Electric	685.00	1,870.73	1,096.13
Utilities:Water/Sewer	0.00	435.71	112.30
Wayne Kugel	0.00	0.00	0.00
Total Operating Expenses	**124,109.00**	**91,062.26**	**383,293.74**
Operating Loss	**124,109.00**	**91,062.26**	**383,293.74**
Net Loss	**124,109.00**	**91,062.26**	**383,293.74**
			0.00

Exhibit B

Form of Security

THIS REG-CF SAFE AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS REG-CF SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM

IF THE INVESTOR LIVES OUTSIDE OF THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE OF THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ZEUS ELECTRIC CHASSIS, INC.

REG-CF SAFE
(Crowdfunding Simple Agreement for Future Equity)

Investment Amount:	**Date of Issuance:**
US $___________________________	**xx/xx/xx**

THIS CROWDFUNDING SIMPLE AGREEMENT FOR FUTURE EQUITY is issued by Zeus Electric Chassis, Inc., a Delaware corporation (the "**Company**"), to _____________________ (the "**Investor**") in exchange for the Investor's payment of the investment amount set forth above (the "**Investment Amount**").

This REG-CF SAFE is one of a series of Crowdfunding Simple Agreements for Future Equity (collectively, the "**Series 2021 REG-CF SAFEs**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, investment amount and date of issuance may differ in each Series 2021 REG-CF SAFE and the terms of the Series 2021 REG-CF SAFEs may otherwise vary as provided herein).

1. ***Treatment in Connection with Next Equity Financing; Liquidity Event***

(a) Next Equity Financing.

(i) If there is a Next Equity Financing prior to any Liquidity Event or the earlier termination of this REG-CF SAFE, concurrent with the initial closing of such Next Equity Financing, this REG-CF SAFE will automatically convert into a number of shares of the CF Shadow Series of the Preferred Stock sold in the Next Equity Financing equal to the Investment Amount divided by the Conversion Price.

(ii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary to effect the conversion of this REG-CF SAFE, as contemplated in this Section 1(a), within 10 calendar days of

1

receipt of notice (whether actual or constructive) from the Company of the closing of the Next Equity Financing and the conversion of this REG-CF SAFE, then the Investor shall only be eligible to receive a cash payment equal to the Investment Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Series 2021 REG-CF SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Investment Amounts.

(b)   Liquidity Event. If there is a Liquidity Event before the termination of this REG-CF SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(c) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Investment Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Investment Amount divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(c).

(c)   Liquidation Priority. In a Liquidity Event, this REG-CF SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Series 2021 REG-CF SAFEs, other SAFEs and/or Preferred Stock issued by the Company, and if the Proceeds are insufficient to permit full payments to the Investor and such other Series 2021 REG-CF SAFEs, other SAFEs and/or Preferred Stock issued by the Company, the applicable Proceeds will be distributed pro rata to the Investor and the holders of such other Series 2021 REG-CF SAFEs, other SAFEs and/or Preferred Stock issued by the Company in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Series 2021 REG-CF SAFEs, other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clause (i) above.

(d)   Termination. This REG-CF SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this REG-CF SAFE) immediately following the earliest to occur of: (i) the issuance to the Investor of the CF Shadow Series of the Preferred Stock issued in the Next Equity Financing pursuant to the automatic conversion of this REG-CF SAFE under Section 1(a) (or such alternative disposition following failure of Investor to execute the applicable transaction documents, as contemplated in Section 1(a)(ii)); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the Common Stock and the Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in a Next Equity Financing, except that:

(a)   CF Shadow Series stockholders will have no voting rights and will not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(b)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form attached hereto as Exhibit A, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series stockholders are entitled to vote by law. Entering into such proxy agreement is a condition to receiving CF Shadow Series shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies;

(c)   CF Shadow Series stockholders have no information or inspection rights, except with respect to such rights as may not be waived under applicable law; and

(d)   should the Company so elect, (a) the per share liquidation preference, if applicable, of the CF Shadow Series may be equal to the Conversion Price of the REG CF SAFE and (b) the basis for any dividend rights may be based upon the Conversion Price of the REG CF SAFEs.

"**Change of Control**" means (a) the closing of the sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Capital Stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's Capital Stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d 3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity). For the avoidance of doubt, (i) a transaction will not constitute a "Change of Control" if its sole purpose

is to change the state of the Company's formation or incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction, and (ii) notwithstanding anything in the foregoing to the contrary, the sale of Capital Stock in a bona fide financing transaction will not be deemed a "Change of Control."

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Company Capitalization**" means the sum, as of immediately prior to the Next Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this REG-CF SAFE, (B) all other Series 2021 REG-CF SAFEs, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Next Equity Financing.

"**Conversion Price**" means either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Preferred Stock sold in the Next Equity Financing multiplied by the Discount Rate.

"**Discount Rate**" is 90%.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Intermediary**" means Silicon Prairie Holdings, Inc., a registered securities crowdfunding portal CRD# 289746, or a qualified successor.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Change of Control, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this REG-CF SAFE; (iii) other series of SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Preferred Stock following the date of issuance of this REG-CF SAFE, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder for exemption from the registration requirements of the Securities Act, from which the Company receives gross proceeds of not less than US$5,000,000 (excluding, for the avoidance of doubt, the Investment Amount, the aggregate investment amounts of all Series 2021 REG-CF SAFEs, the aggregate investment amounts of any other REG-CF SAFEs issued by the Company and the aggregate principal amount of any convertible promissory notes or other convertible debt issued by the Company).

"**Preferred Stock**" means any class or series of preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event and legally available for distribution

"**Requisite Investors**" means the holders of at least a majority in interest of the aggregate Investment Amounts of all Series 2021 REG-CF SAFEs.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a REG-CF SAFE, issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Next Equity Financing.

"**Valuation Cap**" means US$200,000,000.

3.   *Company Representations*.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this REG-CF SAFE is within the power of the Company and, other than with respect to the actions to be taken when Capital Stock is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This REG-CF SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party

or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this REG-CF SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this REG-CF SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1(a).

(e)   The Company shall, prior to the conversion of this REG-CF SAFE, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this REG-CF SAFE, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this REG-CF SAFE, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this REG-CF SAFE. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*.

(a)   The Investor has full legal capacity, power and authority to execute and deliver this REG-CF SAFE and to perform its obligations hereunder. This REG-CF SAFE constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this REG-CF SAFE and any securities to be acquired by the Investor hereunder (the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this REG-CF SAFE nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this REG-CF SAFE and any Securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this REG-CF SAFE in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this REG-CF SAFE and any underlying Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this REG-CF SAFE and any underlying Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this REG-CF SAFE, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this REG-CF SAFE and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this REG-CF SAFE and any underlying Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a REG-CF SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this REG-CF SAFE and any Securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the REG-CF SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S.

Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the REG-CF SAFE or any underlying Securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the REG-CF SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the REG-CF SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the REG-CF SAFE and any underlying Securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the REG-CF SAFE (and the Investor's beneficial interest therein) and any underlying Securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this REG-CF SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Investment Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC and available through the Intermediary.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5.   *Transfer Restrictions*

(a)   Market Stand-off Agreement. The Investor hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Initial Public Offering and ending on the date specified by

the Company and the managing underwriter(s) (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 5(a) will: (x) apply only to the Initial Public Offering and will not apply to the sale of any Capital Stock to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Capital Stock to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five percent (5%) of the outstanding Capital Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third party beneficiaries of this Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with this Section 5(a) or that are necessary to give further effect thereto.

To enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Capital Stock or securities of every other person subject to the foregoing restriction) until the end of such period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the Capital Stock or securities of every other person subject to the restriction contained in this Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this REG-CF SAFE, the Investor further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   the Investor has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

(c)   The Investor agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(d)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this REG-CF SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by federal or state securities laws, the Company's charter or bylaws, and any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS REG-CF SAFE HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this REG-CF SAFE and any shares of Capital Stock issued pursuant to the terms of this REG-CF SAFE into a special purpose vehicle or other entity designed to aggregate the interest of holders of REG-CF SAFEs.

(b)   Any provision of this REG-CF SAFE may be amended, waived or modified by written consent of the (i) Company and the Investor or (ii) the Company and the Requisite Investors.

(c)   Any notice required or permitted by this REG-CF SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this REG-CF SAFE, to vote or receive dividends or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this REG-CF SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described herein.

(e)   Neither this REG-CF SAFE nor the rights set forth herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this REG-CF SAFE and/or the rights contained herein may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this REG-CF SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the provisions of this REG-CF SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this REG-CF SAFE operate or would prospectively operate to invalidate this REG-CF SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this REG-CF SAFE and the remaining provisions of this REG-CF SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under or upon conversion of this REG-CF SAFE may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS REG-CF SAFE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(j)   In no event will any officer or director of the company be liable for any amounts due and payable pursuant to this REG-CF SAFE.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this REG-CF SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this REG-CF SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   This REG-CF SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(m)   From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this REG-CF SAFE and any agreements executed in connection herewith.

(n)   The Investor agrees any action contemplated by this REG-CF SAFE and requested by the Company must, unless an earlier date is specified herein, be completed by the Investor within 30 calendar days of receipt of the relevant notice (whether actual or constructive) to the investor.

[*Signature Pages to Follow*]

21609406v2

IN WITNESS WHEREOF, the undersigned have caused this REG-CF SAFE to be duly executed and delivered.

ZEUS ELECTRIC CHASSIS, INC.

By:_____
Name: Wayne Kugel
Title: Chief Executive Officer

Address: 2320 Leibel Street
            White Bear Lake, MN 55

Email: wayne.kugel@zeus-electric-chassis.com

IN WITNESS WHEREOF, the undersigned have caused this Irrevocable Proxy to be duly executed and delivered.

INVESTOR
Agreed to and accepted:

If an **individual**:

By: _____

Name: _____

Address:
_____
_____
_____

Email: _____

If an **entity**:

ENTITY NAME: _____

By: _____

Name: _____

Title: _____

Address:
_____
_____
_____

Email: _____

EXHIBIT A

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "**REG-CF SAFE**") dated [Date of Issuance of REG-CF SAFE] between Zeus Electric Chassis, Inc., a Delaware corporation (the "**Company**"), and [Investor Name] ("**Stockholder**"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the REG-CF SAFE. In connection with a conversion of Stockholder's investment in the REG-CF SAFE into Capital Stock of a CF Shadow Series (as defined in the REG-CF SAFE) pursuant to the REG-CF SAFE, the Stockholder and Silicon Prairie Holdings, Inc. (the "**Intermediary**") as holder of this proxy hereby agree as follows:

1.   **Grant of Irrevocable Proxy**.

      (a)   With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the class or series of shares of Preferred Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

      (b)   The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

      (c)   This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2.   **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    (a) The Stockholder has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

    (b) Upon issuance, the Stockholder will be the record owner of the Shares and the Stockholder will have plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a judicial decree of specific performance issued pursuant to the REG-CF SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms**. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the REG-CF SAFE.

6. **Amendment**. Any provision of this Irrevocable Proxy may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

    (a) If the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

    (b) The Intermediary may transfer its rights as Holder under this Irrevocable Proxy after giving prior written notice to the Stockholder.

8. **Severability**. If any one or more of the terms or provisions of this Irrevocable Proxy is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, if any one or more of the terms or provisions of this Irrevocable Proxy operate or would prospectively operate to invalidate this Irrevocable Proxy, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Irrevocable Proxy and the remaining terms and provisions of this Irrevocable Proxy will

remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this Irrevocable Proxy to be duly executed and delivered.

INVESTOR: **INTERMEDIARY**

By:_____   By:_____
Name:_____   Name:_____

Date:_____   Date:_____

Exhibit C

Offering Page

(See attached.)

21601651v9

Zeus Electric Chassis - Regulation Crowdfunding (Reg CF)

One of the Fastest Growing EV Truck Platforms in the Class 3-8 Truck Market



The Gen2 Zeus Electric Chassis Onsite in MN With the Zeus Team

Zeus Electric Chassis, Inc. (Zeus) has developed an uncompromising, fully-configurable, full-electric work truck solution to address the untapped class 3-8 specialty work truck market.

Our Founder and CTO, Bob Grinstead, leveraged his 25 years of knowledge in the specialty truck industry to build a powerful, ground-up EV truck platform that can not only match but exceed the productivity of diesel counterparts. By focusing on a customer's mission, we can quickly configure the Zeus platform to meet the unique needs of any industry segment, including utility, telecom, waste collection, shuttle, RV, fire and rescue, landscaping, and construction, to name just a few.



The Zeus platform is designed to meet the needs of many industries

EV mandates are driving the efforts to decarbonize work truck fleets in the U.S. Fifteen states in the U.S. Climate Alliance have signed agreements to require 30% of their fleets to be electric by 2030, with more aggressive goals in California and New York further accelerating EV adoption in their states. Based on NTEA data, the 15 states with EV mandates represent over 40% of work truck sales in the U.S. - estimated at 140,000 trucks in 2021. Fulfilling the EV fleet adoption mandates in these states alone represents a potential market of $8 billion by 2030.

Raised to Date:

$0

Funded: 0%

Coming Soon

I am Accredited (https://zeus.sppx.io/issues/

ID: ZEUS-CF-2021
Exemption: REG-CF
Issue Type: SAFE
Accredited Only: No
Reviewed Financials: No
Minimum Investment: $1,000
Suggested Investment: $2,500
Additional Investments: $500
Target Goal: $250,000
Minimum Goal: $25,000
Maximum Goal: $250,000
Raise Start Date: Monday, June 14, 2021
Raise End Date: Friday, December 31, 2021
Raise Target Date: Thursday, July 15, 2021
Presentation:
100 Zeus Electric Chassis, Inc Investor Book.pdf (http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu
Balance Sheet:
330 2018 - 2020 Balance Sheet - Combinded Zeus Electric Chassis LLC and INC.pdf (http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu %202020%20Balance%20Sheet%20- %20Combinded%20Zeus%20Electric%20Chassis%20LLC
Supplements: 200 Investor Presentation Deck v7 print.pdf (http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu
300 Zeus Electric Chassis Inc. Reviewed Financials - OlsenThielen - Jim Ripple - 2021-04-30.pdf (http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu %20OlsenThielen%20-%20Jim%20Ripple%20- %202021-04-30.pdf)
310 Zeus_Electric_Chassis Inc 2021-05-31 Monthly Balance_Sheet.pdf (http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu 05-31%20Monthly%20Balance_Sheet.pdf)
320 2018 - 2020 Profit - Loss Prev Year Comparison- Combinded Zeus Electric Chassis LLC and INC.pdf (http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu

Mandate-Driven EV Work Truck Fleet Adoption Represents a Potential Market of $8 Billion by 2030.

The electric vehicle (EV) market is one of the fastest growing industries in the world. New and existing companies are announcing plans, models and concepts at a breathtaking pace. Tesla has had tremendous success in the sector, progressing from a thorn in the side of big auto to the most valuable auto manufacturer in the world.

The potential value of this market has generated a gold rush mentality with frenzied interest from the public, media and investors. While much of the focus has centered on the mass consumer market for passenger cars and light-duty trucks on one end, and city buses and semi-trucks on the other, the market for work trucks has received little attention. Yet these medium- to heavy-duty work trucks make up the majority of commercial and government fleets around the world.

Zeus is uniquely positioned to meet the inherent challenges and opportunities of EV fleet adoption. Our truck has been eight years in the making and offers an innovative, thoughtful solution for the industry and the environment. We're raising money on more than a rendering: we're building tomorrow's truck today. We have a working prototype, are preparing to build our first production vehicles, and are working with leading industry suppliers.

We build integrity into all we do, whether it's raising money, signing contracts, or assembling trucks.

Zeus recently wrapped up a successful private seed capital raise, exceeding our goal of $500K to close at $751K in less than six months. In April, the Company launched a 506C offering for accredited investors in parallel with a crowdfunding campaign for small investors. The proceeds from this round will enable the Company to prepare for upcoming work truck builds and fund the expansion of sales and marketing efforts.



Zeus Electric Work Truck Chassis Gen 2 Prototype

The Gen2 Zeus Electric Chassis prototype onsite in MN

%202020%20%20Profit%20-
%20Loss%20Prev%20Year%20Comparison-
%20Combinded%20Zeus%20Electric%20Chassis%20LLC

📄 400 Intellectual Property Summary.pdf
(http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu

📄 500 Curbtender Letter of Support 2020-11-09.pdf
(http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu
11-09.pdf)

📄 510 Marion Body Works Letter of Support.pdf
(http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu

📄 520 Webasto Letter of Support.pdf
(http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu

📄 530 Curtiss-Wright letter of Support.pdf
(http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu
Wright%20letter%20of%20Support.pdf)

📄 540 Hutchinson Letter of Support.pdf
(http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu

📄 550 National Composites Zeus Support_1.pdf
(http://zeus.sppx.io/sites/default/files/Joel%20Eckman/issu

Link to EDGAR:
Company Search Results (https://www.sec.gov/cgi-
bin/browse-edgar?
action=getcompany&CIK=0001832864)

Discussion Board
(/forums/zeus_electric_chassis_forum)



(https://maps.google.com/maps?
ll=45.120415,-93.00097&z=13&t=m&hl=en-
US&gl=US&mapclient=apiv3&rap Map data ©2021
data=!1m3!1nep!12b1?source=apiv3&rap

Our journey is just getting started!

Facebook (https://www.facebook.com/zeuselectricchassis/) | *Twitter (https://twitter.com/ZeusChassis)* | *LinkedIn (https://www.linkedin.com/company/72551528/admin/)* | *Instagram (https://www.instagram.com/zeuselectricchassis/)*

ZeusElectricChassis.com *(https://bit.ly/3uZsIno)*

(https://www.addtoany.com/share#url=http%3A%2F%2Fzeus.sppx.io%2Fissues%2Fzeus_electric_chassis_reg_cf&title=Zeus%20Electric%20Chassis%20-
%20Regulation%20Crowdfunding%20%28Reg%20CF%29)